Media release

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, August 9, 2006 – According to an announcement by Merrill Lynch Capital Markets AG, Zurich, dated August 7, 2006 said institution held 1 216 151 registered shares, attached to which are 1 208 461 voting rights in Unaxis Holding AG. Their share of voting rights is thus at 8.55 %.

Group members:

- Merrill Lynch Investment Managers Ltd.
  33 King William Street
  London EC4R 9AS, Great Britain
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 20
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, Great Britain

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representatives:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90


06016035

For additional information please contact:

Unaxis Holding AG

Corporate Communications

Burkhard Böndel

Tel. +41 58 360 96 05

Fax +41 58 360 91 93

media.relations@unaxis.com

investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Media release

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, August 9, 2006 – According to an announcement by Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, dated August 7, 2006 said institution held a total of 48.4 % voting rights in Unaxis Holding AG.
The composition of the holding was as follows:

- 4 595 919 registered shares (32.5 %)
- 51 220 000 call options (14.73 %)
- 16 700 short put options (1.18 %)

Shareholders in Victory Industriebeteiligung AG, Vienna, are as follows:

- 50 % RPR Privatstiftung, Herrengasse 2-4, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For additional information please contact:
Unaxis Holding AG
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation
Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.